Exhibit 99.1

Fiverr Announces Third Quarter 2025 Results

●
Strong Q3 results: Q3’25 represents another quarter of Rule-of-30, with revenue above the midpoint and Adjusted EBITDA exceeding the high end of our guidance. The continued growth of AI, upmarket, and value-added services led to revenue strength, and we delivered the highest-ever quarter of Adjusted EBITDA and Adjusted EBITDA margin as we accelerated our pace towards long-term targets.

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Acceleration in Spend per Buyer growth: With tailwinds from both AI-related categories and the expansion of Managed Services and Dynamic Matching, Marketplace revenue continued to benefit from strong growth in complex projects, resulting in higher ticket-sized purchases and growth of customer wallet size.

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Continued strength of Services revenue: Services revenue continued to grow at a robust pace, with Fiverr Go serving as a key driver for Seller Plus adoption, which grew over 20% y/y. Fiverr Ads maintained double-digit growth as we expanded ads into the Fiverr Pro catalog. AutoDS benefited from synergies with Fiverr and the partnership with Shopify.

●
Positioning the business for 2026: As we look to close 2025 with strong execution, we are working through the transformation to position the business for a successful 2026. This includes focused investments in AI and upmarket to reaccelerate marketplace growth, as well as continued expansion of our value-added service portfolio, which remains a key driver of growth.

NEW YORK, November 5, 2025 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the third quarter of 2025. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“With AI continuing to run through every facet of the business, our commitment to driving AI transformation and re-accelerating GMV growth is as focused as ever. Our recent strategic restructuring has prepared us to further this transformation and truly establish an AI-first mentality. What the market wants is clear, high-quality specialized talent, and the intentional investments we are making are already allowing us to capture these higher-value client projects,” said Micha Kaufman, founder and CEO of Fiverr. “As we leverage our data and the latest AI technologies to build more nuanced product capabilities, we look forward to unlocking this next phase of growth.”

"We delivered another strong quarter, with solid execution across both revenue and profitability. Adjusted EBITDA and Adjusted EBITDA margin were our highest-ever for a quarter, highlighting the scalability in our marketplace and our disciplined approach to operational efficiency,” said Ofer Katz, President and CFO of Fiverr. “As we close out the year, we’re proud to have delivered Rule-of-30 in a dynamic environment. We believe this resiliency and consistent execution position us well for continued momentum in the year ahead.”

Third Quarter 2025 Financial Highlights

●	Revenue in the third quarter of 2025 was $107.9 million, compared to $99.6 million in the third quarter of 2024, an increase of 8.3% year over year.
●	Markfetplace revenue in the third quarter of 2025 was $73.6 million, compared to $75.1 million in the third quarter of 2024, a decline of 2.0% year over year.
●	Annual active buyers[1] as of September 30, 2025, were 3.3 million, compared to 3.7 million as of September 30, 2024, a decline of 11.7% year over year.
●	Annual spend per buyer[1] as of September 30, 2025, reached $330, compared to $295 as of September 30, 2024, an increase of 11.7% year over year.
●	Marketplace take rate[1] for the twelve months period ended September 30, 2025, was 27.6%, a decrease of 20 basis points from 27.8% for the twelve months period ended September 30, 2024.
●	Services revenue in the third quarter of 2025 was $34.3 million, compared to $24.6 million in the third quarter of 2024, an increase of 39.6% year over year.
●
GAAP gross margin in the third quarter of 2025 was 81.7%, an increase of 70 basis points from 81.0% in the third quarter of 2024. Non-GAAP gross margin[1] in the third quarter of 2025 was 84.2%, an increase of 20 basis points from 84.0% in the third quarter of 2024.

●
GAAP net income in the third quarter of 2025 was $5.5 million, or $0.15 basic and diluted net income per share, compared to $1.4 million GAAP net income, or $0.04 basic and diluted net income per share in the third quarter of 2024.

●
Non-GAAP net income[1] in the third quarter of 2025 was $30.5 million, or $0.84 basic non-GAAP net income per share[1] and $0.77 diluted non-GAAP net income per share[1], compared to $24.6 million non-GAAP net income[1], or $0.69 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], in the third quarter of 2024.

●
Net cash provided by operating activities in the third quarter of 2025 was $29.2 million, compared to $10.9 million in the third quarter of 2024, an increase of 168.8% year over year. Excluding the impact from the one-time escrow payment for contingent consideration of $12.2 million in the third quarter of 2024, net cash provided by operating activities grew 26.8% year over year.

●
Free cash flow[1] in the third quarter of 2025 was $29.1 million, compared to $10.6 million in the third quarter of 2024, an increase of 175.4% year over year. Excluding the impact from the one-time escrow payment for contingent consideration of $12.2 million in the third quarter of 2024, free cash flow grew 28.1% year over year.

●
Adjusted EBITDA[1] in the third quarter of 2025 was $24.2 million, compared to $19.7 million in the third quarter of 2024. Adjusted EBITDA margin[1] was 22.4% in the third quarter of 2025, compared to 19.7% in the third quarter of 2024, representing a 270 basis points improvement year over year.

Financial Outlook

Our Q4’25 and full-year 2025 guidance reflect the recent trends in our marketplace.

	Q4 2025	FY 2025
Revenue	$104.3 - $112.3 million	$428 - $436 million
y/y growth	1% - 8%	9% - 11%
Adjusted EBITDA(1)	$23.9 - $27.9 million	$88 - $93 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, November 5, 2025, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please register using the link here.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, X, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Jenny Chang
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$559,661	$133,472
Marketable securities	152,809	288,947
User funds	168,291	153,309
Bank deposits	39,000	144,843
Restricted deposit	1,502	1,315
Other receivables	35,269	34,198
Total current assets	956,532	756,084

Long-term assets:
Marketable securities	-	122,009
Property and equipment, net	3,562	4,271
Operating lease right of use asset	3,179	5,122
Intangible assets, net	30,014	41,882
Goodwill	110,218	110,218
Other non-current assets	32,136	30,388
Total long-term assets	179,109	313,890

TOTAL ASSETS	$1,135,641	$1,069,974

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$4,873	$5,533
User accounts	155,704	141,691
Deferred revenue	19,624	20,090
Other account payables and accrued expenses	74,643	57,167
Operating lease liabilities	2,917	2,608
Convertible notes, net	459,786	457,860
Total current liabilities	717,547	684,949

Long-term liabilities:
Operating lease liabilities	860	2,747
Other non-current liabilities	18,586	19,628
Total long-term liabilities	19,446	22,375

TOTAL LIABILITIES	$736,993	$707,324

Shareholders' equity:
Share capital and additional paid-in capital	772,916	727,176
Accumulated deficit	(379,190)	(366,193)
Accumulated other comprehensive income	4,922	1,667
Total shareholders' equity	398,648	362,650

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,135,641	$1,069,974

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenue	$107,903	$99,628	$323,735	$287,815
Cost of revenue	19,766	18,893	60,546	50,365
Gross profit	88,137	80,735	263,189	237,450

Operating expenses:
Research and development	25,150	22,424	72,771	67,912
Sales and marketing	40,669	42,970	132,903	126,446
General and administrative	22,214	18,817	64,595	53,032
Total operating expenses	88,033	84,211	270,269	247,390
Operating loss	104	(3,476)	(7,080)	(9,940)
Financial income, net	6,815	6,881	20,694	22,044
Income before taxes on income	6,919	3,405	13,614	12,104
Taxes on income	(1,382)	(2,052)	(4,091)	(6,696)
Net income attributable to ordinary shareholders	$5,537	$1,353	$9,523	$5,408
Basic net income per share attributable to ordinary shareholders	$0.15	$0.04	$0.26	$0.14
Basic weighted average ordinary shares	36,415,189	35,435,532	36,340,110	37,426,914
Diluted net income per share attributable to ordinary shareholders	$0.15	$0.04	$0.26	$0.14
Diluted weighted average ordinary shares	37,237,699	36,205,992	37,343,283	38,188,945

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Uaudited)		(Uaudited)
Cash flows from operating activities:
Net income	$5,537	$1,353	$9,523	$5,408
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,074	3,392	11,447	6,148
Amortization of premium and accretion of discount of marketable securities, net	772	(858)	(825)	(3,106)
Amortization of discount and issuance costs of convertible notes	643	640	1,926	1,915
Shared-based compensation	11,925	18,464	41,734	55,922
Exchange rate fluctuations and other items, net	(169)	(106)	(513)	60
Impairment of intangible assets	2,400	-	2,400	-
Revaluation of earn out	2,274	143	9,603	143
Changes in assets and liabilities:
User funds	(4,172)	(3,032)	(14,982)	(7,724)
Operating lease ROU assets and liabilities	53	82	365	(193)
Other receivables	1,798	(893)	(1,713)	(6,066)
Trade payables	(2,004)	(2,482)	(642)	(3,062)
Deferred revenue	(1,215)	673	(466)	1,791
User accounts	3,657	2,794	14,013	6,085
Payment of earn out	(2,714)		(2,714)
Escrow payment for contingent consideration	-	(12,168)	-	(12,168)
Other accounts payable and accrued expenses	7,387	2,735	13,674	6,869
Non-current liabilities	(40)	130	(111)	1,012
Net cash provided by operating activities	29,206	10,867	82,719	53,034

Investing Activities:
Investment in marketable securities	-	-	(55,652)	(30,734)
Proceeds from maturities of marketable securities	136,505	25,258	316,776	133,855
Investment in short-term bank deposits	(187)	(10,112)	(2,187)	(46,350)
Proceeds from short-term bank deposits	107,000	1,862	107,843	8,213
Acquisition of business, net of cash acquired	-	(30,192)	-	(39,355)
Purchase of property and equipment	(77)	(290)	(549)	(977)
Capitalization of internal-use software	-	-	(661)	(20)
Other receivables and non-current assets	-	(300)	-	(300)
Net cash provided by (used in) investing activities	243,241	(13,774)	365,570	24,332

Financing Activities
Repurchases of common stock	(22,520)	(22,980)	(22,520)	(100,081)
Proceeds from exercise of share options	632	530	3,211	2,360
Payment of earn out	(2,486)	-	(2,486)	-
Proceeds from withholding tax related to employees' exercises of share options and RSUs	(2,073)	(240)	(785)	(20)
Repayment of debt to previous shareholder of the acquired business	-	(3,992)	-	(3,992)
Net cash (used in) financing activities	(26,447)	(26,682)	(22,580)	(101,733)

Effect of exchange rate fluctuations on cash and cash equivalents	141	105	480	(62)

Increase (decrease) in cash, cash equivalents	246,141	(29,484)	426,189	(24,429)
Cash, cash equivalents at the beginning of period	313,520	188,729	133,472	183,674
Cash and cash equivalents at the end of period	$559,661	$159,245	$559,661	$159,245

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Marketplace Revenue	$73,592	$75,056	$225,955	$229,558
Annual Active Buyers	3,297	3,733	3,297	3,733
Annual Spend per Buyer	$330	$295	$330	$295
Marketplace Take Rate	27.6%	27.8%	27.6%	27.8%

Services Revenue	$34,311	$24,572	$97,780	$58,257
Total Revenue	$107,903	$99,628	$323,735	$287,815

1.          Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	FY 2023	FY 2024
			(Unaudited)			(Audited)	(Audited)
GAAP gross profit	$80,735	$83,465	$86,788	$88,264	$88,137	$299,529	$320,915
Add:
Share-based compensation	514	445	423	403	365	2,497	2,136
Depreciation and amortization	2,415	3,198	3,164	3,155	2,186	3,253	7,017
Restructuring costs	-	-	-	-	238	-	-
Earn-out revaluation, acquisition related costs and other	11	17	44	-	(43)	-	28
Non-GAAP gross profit	$83,675	$87,125	$90,419	$91,822	$90,883	$305,279	$330,096
Non-GAAP gross margin	84.0%	84.0%	84.4%	84.5%	84.2%	84.5%	84.3%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET
INCOME PER SHARE
(In thousands, except share and per share data)

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	FY 2023	FY 2024
			(Unaudited)			(Audited)	(Audited)
GAAP net income attributable to ordinary shareholders	$1,353	$12,838	$798	$3,188	$5,537	$3,681	$18,246
Add:
Depreciation and amortization	3,392	4,328	4,284	4,089	3,074	5,987	10,476
Share-based compensation	18,464	18,020	15,754	14,055	11,925	68,698	73,942
Impairment of intangible assets	-	-	-	-	2,400	-	-
Restructuring costs	-	-	-	-	3,567	-	-
Earn-out revaluation, acquisition related costs and other	1,273	4,240	4,599	5,294	3,111	(359)	5,631
Convertible notes amortization of discount and issuance costs	640	640	641	642	643	2,541	2,555
Taxes on income related to non-GAAP adjustments	(290)	(16,249)	(380)	(351)	(235)	-	(16,610)
Exchange rate (gain)/loss, net	(221)	1,108	(642)	531	431	(131)	859
Non-GAAP net income	$24,611	$24,925	$25,054	$27,448	$30,453	$80,417	$95,099
Weighted average number of ordinary shares - basic	35,435,532	35,658,287	36,019,143	36,585,998	36,415,189	38,066,203	36,984,757
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.69	$0.70	$0.70	$0.75	$0.84	$2.11	$2.57

Weighted average number of ordinary shares - diluted	38,359,853	38,947,644	39,446,707	39,653,165	39,391,560	41,304,907	39,994,015
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.64	$0.64	$0.64	$0.69	$0.77	$1.95	$2.38

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	FY 2023	FY 2024
			(Unaudited)			(Audited)	(Audited)
GAAP net income	$1,353	$12,838	$798	$3,188	$5,537	$3,681	$18,246
Add:
Financial expenses (income), net	(6,881)	(5,662)	(7,325)	(6,554)	(6,815)	(20,163)	(27,706)
Taxes on income (tax benefit)	2,052	(13,054)	1,332	1,377	1,382	1,373	(6,358)
Depreciation and amortization	3,392	4,328	4,284	4,089	3,074	5,987	10,476
Share-based compensation	18,464	18,020	15,754	14,055	11,925	68,698	73,942
Impairment of intangible assets	-	-	-	-	2,400	-	-
Restructuring costs	-	-	-	-	3,567	-	-
Earn-out revaluation, acquisition related costs and other	1,273	4,240	4,599	5,294	3,111	(359)	5,631
Adjusted EBITDA	$19,653	$20,710	$19,442	$21,449	$24,181	$59,217	$74,231
Adjusted EBITDA margin	19.7%	20.0%	18.1%	19.7%	22.4%	16.4%	19.0%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	FY 2023	FY 2024
			(Unaudited)			(Audited)	(Audited)
GAAP research and development	$22,424	$22,329	$23,627	$23,994	$25,150	$90,720	$90,241
Less:
Share-based compensation	5,273	5,563	4,730	4,129	3,229	24,310	23,569
Depreciation and amortization	190	247	265	313	309	799	831
Restructuring costs	-	-	-	-	2,258	-	-
Earn-out revaluation, acquisition related costs and other	700	(672)	65	62	(83)	-	28
Non-GAAP research and development	$16,261	$17,191	$18,567	$19,490	$19,437	$65,611	$65,813

GAAP sales and marketing	$42,970	$45,232	$47,390	$44,844	$40,669	$161,208	$171,678
Less:
Share-based compensation	3,605	3,162	2,246	1,369	1,338	13,304	13,592
Depreciation and amortization	721	770	716	550	507	1,601	2,308
Restructuring costs	-	-	-	-	829	-	-
Earn-out revaluation, acquisition related costs and other	67	1,811	1,197	1,147	805	-	1,878
Non-GAAP sales and marketing	$38,577	$39,489	$43,231	$41,778	$37,190	$146,303	$153,900

GAAP general and administrative	$18,817	$21,782	$20,966	$21,415	$22,214	$62,710	$74,814
Less:
Share-based compensation	9,072	8,850	8,355	8,154	6,993	28,587	34,645
Depreciation and amortization	66	113	139	71	72	334	320
Impairment of intangible assets	-	-	-	-	2,400	-	-
Restructuring costs	-	-	-	-	242	-	-
Earn-out revaluation, acquisition related costs and other	495	3,084	3,293	4,085	2,432	(359)	3,697
Non-GAAP general and administrative	$9,184	$9,735	$9,179	$9,105	$10,075	$34,148	$36,152

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	FY 2023	FY 2024
			(Unaudited)			(Audited)	(Audited)
Net cash provided by operating activities	$10,867	$30,034	$28,309	$25,204	$29,206	$83,186	$83,068
Purchase of property and equipment	(290)	(326)	(287)	(185)	(77)	(1,053)	(1,303)
Capitalization of internal-use software	-	(83)	(661)	-	-	(60)	(103)
Free cash flow	$10,577	$29,625	$27,361	$25,019	$29,129	$82,073	$81,662

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts. As of the fourth quarter of 2024, we updated the definitions of annual active buyers, GMV, annual spend per buyer and marketplace take rate to align our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services. We define Rule-of-30 as percentage of revenue growth plus Adjusted EBITDA Margin.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income (loss), the nearest comparable GAAP measure, and Adjusted EBITDA margin guidance for the fourth quarter of 2025, the fiscal year ending December 31, 2025, or the period ending December 31, 2027, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. We are also not able to provide a reconciliation of free cash flow guidance for the three year period from 2024-2027 to cash from operating activities, the nearest comparable GAAP measure, because certain items that are reflected in free cash flow cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, and in the case of free cash flow, we are unable to forecast property and equipment purchases and capitalized software costs, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including, our business plans and strategy, the growth of our business, AI services and developments, future investments, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our reduction in force could adversely affect our business, results of operations and financial condition; our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.